UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GDS Holdings Limited

(Name of Issuer)

Class A ordinary shares, US$0.00005 par value per share

(Title of Class of Securities)

36165L108(1)

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing eight Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 36165L108

1	Names of Reporting Persons GLOBAL DATA SOLUTIONS LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer: GDS Holdings Limited
(b)	Address of Issuer’s Principal Executive Offices: 2/F, Tower 2, Youyou Century Place 428 South Yanggao Road Pudong, Shanghai 200127 People’s Republic of China

Item 2.
(a)

Name of Person Filing:
This statement is filed by the entity listed below, which is referred to herein as the “Reporting Person”:

Global Data Solutions Limited, a limited liability company established in the Cayman Islands

(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of Global Data Solutions Limited is located at:

Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman KY1-1111

(c)	Citizenship: Cayman Islands
(d)	Title and Class of Securities: Class A ordinary shares, US$0.00005 par value per share.
(e)	CUSIP No.: 36165L108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d–1(b)(1)(ii)(J);
	(k)	☐

Group, in accordance with Rule 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

Rule 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Following a restructuring of Global Data Solutions Limited (“GDSL”), pursuant to which GDSL distributed all of the Class A ordinary shares issued by GDS Holdings Limited (the “Issuer”) then held by GDSL to its respective shareholders, none of whom now beneficially owns five percent or more of the Issuer’s Class A ordinary shares, GDSL held zero Class A ordinary shares of the Issuer as of December 31, 2017.

Global Data Solutions Limited

(a) Amount beneficially owned: 0
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2018

GLOBAL DATA SOLUTIONS LIMITED

	By:	/s/ Erik Siao
	Name:	Erik Siao
	Title:	Director